

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Niels Riedemann
Chief Executive Officer
InflaRx N.V.
Winzerlaer Str. 2
07745 Jena, Germany

   Re: InflaRx N.V.
    Registration Statement on Form F-3
    Filed June 30, 2023
    File No. 333-273058

Dear Niels Riedemann:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Sophia Hudson, P.C.